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                               February 6, 2024

       Haimei Wu
       Chief Executive Officer
       Baird Medical Investment Holdings Limited
       Room 202, 2/F, Baide Building, Building 11, No.15
       Rongtong Street, Yuexiu District, Guangzhou, People's Republic of China

                                                        Re: Baird Medical
Investment Holdings Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed January 19,
2024
                                                            File No. 333-274114

       Dear Haimei Wu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4 filed January 19, 2024

       Risk Factor Summary, page 14

   1. We note your revised disclosure in narrative form on page 14 in response to prior comment 4, which we
reissue in part. Please reformat your revised disclosure relating to the risks that having
the majority of the company   s operations in China pose to investors,
                                                        including but not
limited to the risks arising from the legal and regulatory system in
                                                        China, into a bullet
point format that is consistent with this section. For such risk factors describing the
significant regulatory, liquidity, and enforcement risks, please also include cross-references to the
more detailed discussion of each of the relevant risks in the prospectus.
       Q: What equity stake will current stockholders of ExcelFin and Baird Medical hold...?, page 22

   2. We note your response to prior comment 6, which we reissue in part. Please also expand
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FirstName LastNameHaimei   Wu Limited
Baird Medical Investment Holdings
Comapany6,NameBaird
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         your disclosure to clarify whether it is possible that more public shareholders may redeem than assumed for the purposes of your maximum redemption scenario. Manufacture License, page 39

3. We note your revised disclosure in response to prior comment 9 refers to the updates and revisions to the 2022 Supervisory and Administrative Measures for Production. Please
         expand your disclosure relating to such updates and revisions to the 2022 Supervisory and
         Administrative Measures for Production and clarify, if true, that you are subject to and in compliance with such regulation. We refer to your disclosure on page
304.
Unaudited Pro Forma Condensed Combined Financial Information, page 67

4. Please address your accounting for each of the following transactions as well as what consideration was given as to how they should be reflected in your pro forma financial information:

                In connection with the extension of the expiration date of ExcelFin to October 25,
              2023, the Sponsor agreed to transfer 1,250,000 founder shares upon the closing of the
              Business Combination to certain parties who agreed not to redeem their ExcelFin public shares in connection with that extension;

                At Closing, the Sponsor will be issued 3,150,00 PubCo Ordinary Shares and
              1,350,000 Earnout Shares and the transferees will be issued 1,250,000 PubCo
              Ordinary Shares;

                On October 25, 2023, the Sponsor exercised its right to convert all of the founder shares into an equal number of shares of ExcelFin Class A Common Stock; and

                The Sponsor paid an aggregate of $11,700,000 for 11,700,000 private placement warrants in connection with the IPO. In connection with the Business Combination
              Agreement, the Sponsor has agreed to surrender all of the private placement warrants for no additional consideration.
5. Regarding your response to prior comment 10, we note your conclusion that since "the change in control provision that accelerates the vesting is not based on the stock price or another fixed-to-fixed adjustment" then equity classification is precluded. Please provide further elaboration regarding the basis for this conclusion. Also, please clarify for us whether there are any circumstances under which the earnout obligation would be settled in cash or whether the number of shares issued because of a change in control would be variable.
Comparative Share Information, page 76

6. We note your response to comment 11. As previously requested, please also provide the equivalent pro forma per share data required by Item 3(f) of Part I.A of the Form F-4, or
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FirstName LastNameHaimei   Wu Limited
Baird Medical Investment Holdings
Comapany6,NameBaird
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         help us understand why it is not provided. Please refer to Instruction 1 to which states that equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share, pro forma book value per share, and the pro forma dividends per share of the registrant by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired. Certain Unaudited Baird Medical Prospective Financial Information, page 98

7. We note your revised disclosure in response to comment 15, including on page 190 that,
         "On April 10, 2023, ExcelFin received a financial package consisting of Baird Medical audit reports for the years 2019-2022 and a financial forecast for 2023-2025 from Baird
         Medical   s advisors." Please clarify whether the forecast received on
April 10, 2023 is the
         same as the prospective financial information described in this section. If not, please disclose the relevant forecast and provide the assumptions underlying the forecast. In addition, please explain the difference in assumptions underlying two different sets of prospective financial information, if applicable.
Risks Related to Doing Business in China, page 107

8. We note your revised disclosure in response to prior comment 13, which we reissue in part. We are concerned that the noted disclosures below mitigate the challenges you face as you continue to state that the PRC government:

                "has implemented measures emphasizing the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises, the PRC government continues to play a significant role in regulating industry development by improving industrial policies,


                intervenes to "optimize China   s economy,"

                has implemented various measures to "encourage economic growth, and strengthens" the supervision on overseas listings

         Please remove or revise the disclosure noted above to clearly describe the material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. You should provide specific disclosures regarding the legal and operational risks associated with your operations, consistent with the guidance in our Sample Letter to China-Based Companies issued on December 20, 2021, and our
         Sample Letter to Companies Regarding China-Specific Disclosures issued on July 17,
         2023. The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We do not believe the disclosures noted above sufficiently convey this risk.
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FirstName LastNameHaimei   Wu Limited
Baird Medical Investment Holdings
Comapany6,NameBaird
February   2024       Medical Investment Holdings Limited
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9. As a related matter, where you disclose throughout this section that certain rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect your business and results of operations, please disclose that these regulations could materially affect your business and results of operations. Make conforming changes to your disclosures throughout this section.
Background of the Business Combination, page 186

10. We refer to the third bullet point in your response to prior comment 17 that on June 22,
         2023, ExcelFin agreed to a $20 million increase in valuation based on the completion of
         due diligence by ExcelFin   s management on Baird Medical   s business
and the results of
         ExcelFin   s comparable company analysis. Please revise your
disclosure on page 194 to
         discuss in more detail the basis for the ExcelFin management   s
decision to agree to a $20
         million increase in valuation as a result of the due diligence and comparable company analysis.
11. We note your response to prior comment 18, including your response that the due
         diligence summaries were prepared by ExcelFin   s advisors to assist
ExcelFin in its due
         diligence of certain aspects of Baird Medical   s business based on
each advisor   s
         respective expertise. Please revise to clarify whether each of your
advisors    findings and
         conclusions were those of ExcelFin or of each such advisor. If the latter, please provide
         additional analysis as to why none of these summaries is a    report,
opinion, or appraisal
         materially relating to the transaction    pursuant to Item 4(b) of
Form F-4 and provide
         additional analysis as to why a consent is not required from each such professional advisor. Refer to Rule 436 and Securities Act Section 7.
12. We note your revised disclosure in response to comment 16, including your discussion of the breakup fee and limited triggering events. Please disclose the triggering events and amount of the breakup fee, including how each of the same evolved throughout negotiations.
Research and Development, page 273

13. We note your revised disclosure on page 283 in response to prior comment 25 that Baird
         Medical sponsored the clinical trials and paid certain hospitals to conduct such trials pursuant to the collaboration agreements. You also disclose on page 278 that you entered into collaboration agreements with three hospitals. Please clarify whether the collaboration agreements referenced are separate from the collaboration agreements entered into with Nanjing Huitong Medical Technology Co., Ltd. and
Zhuhai People   s
         Hospital, and if so, please discuss the material terms of collaboration agreements and file such agreements that are currently in effect as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
14. We note your revised disclosure on page 289 in response to prior comment 26 that the relevant research findings report for your thyroid nodule clinical trial was finalized on
         July 20, 2020. You also disclose on page 260 that the research and development and
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         clinical trials for breast lump and thyroid nodule products in the
E.U. is    well-advanced,
         but that additional studies and clinical evaluation research is needed to meet EU MDR requirements. Please revise your disclosure in this section and elsewhere to clarify the status of your clinical studies and research for each of your products in different jurisdictions. Please also revise to disclose, where appropriate, your plans to appoint additional hospitals with respect to your breast lump and pulmonary nodules clinical trials, as disclosed in your response.
15. We note your revised disclosure relating to your collaboration agreement with Nanjing
         Forestry University. You disclose on page 282 that pursuant to a commercial agreement with Nanjing Forestry University, you own all rights to the utility patent relating to a device for reducing magnetron power fluctuations that was registered on August 24, 2021.
         Please expand your disclosure to provide a brief description of the material terms of such commercial agreement and file such agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of
         Regulation S-K.
Baird Medical's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 323

16. We note your revised disclosure on page 324 in response to prior comment 32 that you expect to apply for certification for breast lump and thyroid nodule products in the E.U. in
         the    near future,    and will seek to launch such product lines
thereafter. Please revise to
         clarify the expected timeline for your breast lump and thyroid nodule products. We refer to your disclosure on pages 91 and 260.
Operating Activities, page 331

17. We note your response to prior comment 33, which we reissue. Please revise your disclosure to include your response in the registration statement accordingly.
Executive Compensation of Baird Medical, page 334

18. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2023.
Financial Statements, page F-1

19. We note your response to comment 36. As previously requested, please also provide financial statements of the registrant, Baird Medical Investment Holdings Limited pursuant to Item 14(h) of the Form F-4. Please also include the registrant in a separate column in the pro forma financial information provided.
Note 21. Subsequent Events, page F-36

20. We note your response to comment 38. In a similar manner to your response, please clarify in your disclosures which entity these preferred shares are related to and any
 Haimei Wu
Baird Medical Investment Holdings Limited
February 6, 2024
Page 6
         impact the settlement had on Baird Medical Holdings Limited.
Note 3 - Accounts Receivable, Net, page F-55

21.      We note your response to comment 39. Please address the following:

                Please provide a table in MD&A that disaggregates the aging of your June 30, 2023 accounts receivable based on the number of days between the dates the receivables were initially recognized and the Balance Sheet date. In this regard, it does not appear that your standard repayment policy terms are being consistently applied; and

                We note that all accounts receivable are expected to be recovered within one year. Of the $25 million in accounts receivable at December 31, 2022, you have collected
              $18.3 million in one year. This results in a remaining balance of approximately $7 million compared to an allowance for credit losses of only $1 million. Please help us better understand how you determined that your allowance was adequate given that it appears approximately 28% of your accounts receivable balance is not recovered for more than a year. We also note that there are only $205k of accounts receivable which were over a year in the aging analysis provided as of June 30, 2023; this indicates that there has been a recent significant decline in the aging of your accounts receivable. Please advise.
Note 19 - Subsequent Events, page F-65

22.      We note your response to comment 40. Please address the following:

                As previously requested, please disclose how you are accounting for the $1.6 million
              reassignment of Ms. Lu   s loan; and

                It appears that adjustment (L) to the pro forma balance sheet includes multiple components, including the repayment of this loan. Please separately identify each component in your disclosures.
General

23. We acknowledge your response to prior comment 42, which we reissue in part. We note that your investor presentation discloses 34 pending patent applications on slide 29.
FirstName LastNameHaimei Wu
       However, we also note your disclosure on pages 257 and 292 that you currently have 33
Comapany    NameBaird
       pending          Medical Investment
                patent applications.         Holdings
                                     Please advise      Limited
                                                   or revise your disclosure to
address this
       inconsistency
February             accordingly.
          6, 2024 Page  6
FirstName LastName
 Haimei Wu
FirstName LastNameHaimei   Wu Limited
Baird Medical Investment Holdings
Comapany6,NameBaird
February   2024       Medical Investment Holdings Limited
February
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       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Stephen Leitzell, Esq.